UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Clarification regarding start time for the Selina Hospitality PLC General Meeting of Shareholders to be held on March 26, 2023

On February 26, 2024 Selina Hospitality PLC (the “Company”) issued a Circular and Notice of General Meeting (the “Circular”) in respect of a general meeting of the Company’s shareholders to be held on March 26, 2024. The timing for the meeting is specified to be 10:00am New York time and 3:00pm London time. Due to the impact of daylight savings, the start time will remain 10:00am New York time on March 26, 2024, which will be 2:00pm London time rather than 3:00pm London time. All other information in the Circular remains the same.

A copy of the Circular is located on the Company’s investor relations website. The specific link to the document is: https://investors.selina.com/events/event-details/general-meeting-shareholders-0.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: March 20, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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